Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

July 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company – Initial Filings to N-6 and S-6 Registration Statements

40 ACT NO.	NEW 33 ACT NO.	PRODUCT NAME	FORM	7/1/2019 Accession Number
811-06225	333-232477	Estate Investor I	S-6	0001193125-19-187062
811-06225	333-232476	Estate Investor II	S-6	0001193125-19-187049
811-06225	333-232479	Investor Life	S-6	0001193125-19-187080
811-06225	333-232478	Investor Life Plus	S-6	0001193125-19-187071
811-06225	333-232475	Legacy Power	S-6	0001193125-19-187034
811-06227	333-232474	Directed Life 2	S-6	0001193125-19-187016
811-06227	333-232472	Prime Plan 7	S-6	0001193125-19-186999
811-06227	333-232455	Prime Plan I, II, III, IV, Directed Life	S-6	0001193125-19-186785
811-06227	333-232458	Prime Plan V	N-6	0001193125-19-186809
811-06227	333-232473	Prime Plan Investor	S-6	0001193125-19-187007
811-06227	333-232471	Prime Plan VI	S-6	0001193125-19-186991

Commissioners:

Transamerica Life Insurance Company filed the Initial Filings to the above-referenced Form N-6 and Form S-6 registration statements on July 1, 2019. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statements be accelerated and that the registration statements be declared effective July 1, 2019, or as soon thereafter as is reasonably practicable.

Transamerica Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Brian Stallworth	By:	/s/ Dave Paulsen
	Brian Stallworth	Dave Paulsen
	Assistant Secretary	President